

SOPHiA GENETICS™

Democratizing Data-Driven Medicine, Together

ESG impact summary

A Message from Jurgi Camblong, CEO and Co-Founder

Since our inception, sustainability has been a cornerstone of our mission at SOPHiA GENETICS. Back in 2011, the word "sustainability" was mostly used in an environmental context. But as we built our technology, we saw its relevance to healthcare, and especially to data. From processing to interpretation, we set out to make data use more efficient, minimize waste, and limit environmental impact, not only across our own operations, but also by enabling our customers to reduce their greenhouse gas (GHG) emissions. In doing so, we help ensure that today's insights help patients tomorrow. Launching our collective intelligence model was just the beginning. As we broadened our perspective, new opportunities for improvement came into view.

Producing and interpreting data is resource-intensive. That's why we help our partner laboratories operate their genomic instruments at full capacity: maximizing throughput, reducing the use of single-use plastics, and cutting energy waste from underloaded sequencer runs. Our downstream algorithms are built to handle the resulting data volume, ensuring that environmental gains never come at the expense of analytical performance.

Once data is generated, every genomic read and clinical datapoint carries value and cost. Throwing those assets away would be medically and ecologically wasteful. Our SOPHiA DDM™ platform enables hospitals to compare each new patient's data against one of the world's largest federated knowledge bases, continuously learning while sparing the resources needed for redundant tests.

As we move forward in the digital age, our next challenge lies in processing and storing data more efficiently. Running in the cloud comes with a carbon footprint, but it also avoids the environmental cost of maintaining local servers' infrastructure. As our data volume grows, we continuously refactor code and improve algorithms. Not just to deliver more precise insights, but also to reduce energy usage by maximizing CPU cycles and storage demands.

Sustainability also means caring for people and our communities. At SOPHiA GENETICS, we invest in ongoing training and promote work-life balance because we know that innovation thrives when employees are supported. Flexible work arrangements and professional growth opportunities are essential to ensure that our teams can contribute meaningfully and have a positive impact on our communities, without compromising their well-being.

Why this matters?

True sustainability extends beyond recycling initiatives. It's about building a smarter, more resilient healthcare system. One that extracts the most value from every dataset and every reagent while protecting the planet we all share.

As we grow, our commitment remains clear: innovate responsibly, measure honestly, and report transparently. I invite all our stakeholders to hold us to that standard.



Jurgi Camblong, PhD
CEO & Co-Founder

ESG

As an integral part of the core business, SOPHiA GENETICS embeds Environmental, Social, and Governance (ESG) considerations into its strategy and day-to-day operations.

This ESG Impact Summary outlines SOPHiA GENETICS' commitments and responsibilities across four strategic objectives:

- **Advance global health equity and protect patient data**
- **Minimize the environmental impact through SOPHiA GENETICS' technologies**
- **Conduct business ethically and with financial integrity**
- **Serve our people and communities**

The next sections present an overview of each strategic objective, together with a description of the underlying principles and the key metrics used to measure progress.
In building this summary, alongside conducting our own assessment of the key material topics for the company, we referred to the SASB Industry-Specific Materiality Map for both the Software & IT Services and Biotechnology & Pharmaceuticals industries.

1 | Advance global health equity and protect patient data

We are committed to building more accessible and equitable healthcare, while continuously protecting patient data by upholding the highest data protection standards.

Principle	*Description*
Driving global health equity: Promote and decentralize data-driven medicine through SOPHiA DDM™	SOPHiA DDM™ is a cloud-native platform analyzing multimodal patient data, including genomics, radiomics, and clinical data, to generate actionable insights. By standardizing and processing data across decentralized locations, it helps break down silos and expand access to advanced diagnostics. Its applications, including Digital Twins technology, enable clinicians and researchers to simulate outcomes and share knowledge, accelerating more equitable, data-driven healthcare worldwide.
Advancing collaborative research: Strengthen partnerships to accelerate scientific discovery	We collaborate with leading healthcare institutions and biopharmaceutical companies to advance the understanding of oncology, rare, and inherited diseases. Through clinical studies and its data-driven platform, the Company generates actionable insights that contribute to medical knowledge, while connecting a global network of institutions to unlock the full value of data sharing. As of December 31, 2025, we have had more than 990 connected healthcare institutions in over 75 countries, and more than 2,000 peer-reviewed scientific publications.
Promoting access to data-driven medicine: Improve patient care on a global scale	We are proud to bring data-driven medicine to those who need it the most, across oncology, rare, and inherited diseases. As of December 31, 2025, our solution has supported the analysis of more than 2 million genomic profiles, leveraging our unique capabilities. In 2025, analysis volume increased 11% year over year to more than 391,000 analyses.
Upholding strong information governance: Enhance data protection and transparency in our corporate structure	As part of our business, we process and store personal and sensitive data daily. We take individuals' privacy seriously and pledge to respect the confidentiality of personal data and protected health information. We remain transparent, and we keep all data safe in accordance with our Code of Business Conduct and applicable data protection laws and regulations. For this purpose, we have implemented a global compliance plan, appointed a Data Protection Officer and a HIPAA Compliance Officer, and established an Information Security & Privacy Committee.
Embedding standardized procedures: Develop integrated data protection mechanisms	We have developed and implemented global policies and procedures, including a data protection policy, a retention procedure, a data breach response plan, and standard operating procedures to address data subjects' requests. We have guidelines in place and conduct data protection trainings to ensure compliance and security. These policies and procedures are routinely reviewed and updated to ensure optimal patient privacy.
Securing technology: Ensure we are at the cutting-edge of software technology for patient data protection	We built our Platform to ensure data pseudonymization and de-identification by design. We take steps to ensure that personal data in our control is protected from misuse or accidental, unlawful or unauthorized destruction, loss, alteration, disclosure, acquisition, or access. We are certified under ISO/IEC 27001:2022, ISO/IEC 27017:2015, ISO/IEC 27018:2019, C5 Type 1, SOC 2 Type 1, and Italian Qualifica Cloud standards, which provide additional controls and guidelines specific to cloud security and the protection of personal data in cloud environments. We conduct an annual HIPAA risk assessment and implement procedural, technical, and physical measures to safeguard the Protected Health Information we receive.

Accounting metrics

Topic	*SASB Code*	*Description*
Data Privacy & Freedom of Expression	TC-SI-220a.1	As part of our business activities, we process different categories of data, including but not limited to (direct and indirect identifiable) personal data, such as biological material and associated data, imaging data, genomic data, clinical data, and statistical data. In this context, SOPHiA GENETICS has implemented a global compliance program in accordance with applicable laws and regulations to protect patient data, including: • The appointment of a Data Protection Officer; • The appointment of a HIPAA Compliance Officer; • The creation of an Information Security & Privacy Committee, of which both the Data Protection Officer and the Chief Information Security Officer are members; • The implementation of policies, procedures and guidelines, and other governance standards; • Data processing activities mapping and risk assessment; • Training personnel on data protection; and • The definition of appropriate Organizational and Technical measures.
	TC-SI-220a.2	SOPHiA GENETICS processes 97.5% of its users' data for secondary purposes. *(Users defined as platform users – This figure does not include patient data)*
	TC-SI-220a.3	As of December 31, 2025, no legal proceedings associated with user privacy have been initiated against SOPHiA GENETICS.
	TC-SI-220a.4	As of December 31, 2025, no requests for user information from government or law enforcement agencies have been received. (1) Number of law enforcement requests for user information - 0 (2) Number of users whose information was requested - 0 (3) Percentage of resulting disclosure - 0% - N/A
Data Security	TC-SI-230a.1	As of December 31, 2025, no data breaches occurred.
	TC-SI-230a.2	SOPHiA GENETICS has established a security and privacy framework to identify and address data security risks. This framework, certified under ISO/IEC 27001:2022, ISO/IEC 27017:2015, ISO/IEC 27018:2019, C5 Type 1, SOC 2 Type 1, and Italian Qualifica Cloud standards, includes the following elements: • Governance and oversight: The formal appointment of a Data Protection Officer (DPO) and a Chief Information Security Officer (CISO) to oversee privacy and security compliance across the organization. In addition, regular Information Security and Privacy Committees are held to monitor, assess, and guide strategic decisions related to data protection and cybersecurity. • Information Security and Privacy policies and procedures: Maintenance of a robust set of internal policies and procedures covering data protection and information security, which establish expectations to ensure the confidentiality, integrity, and availability of processing systems and information. • Risk Management: o Execution of annual enterprise risk management exercises to identify, evaluate, mitigate, and prioritize risks related to data privacy and information security. o Execution of third-party due diligence and regular reviews through a risk-based approach. • Record of Processing Activities (RoPA): A comprehensive Record of Processing Activities (RoPA) is maintained in accordance with applicable data protection laws and regulations, detailing the data processing operations carried out within the organization. • Privacy and Security by design: Implementation of Privacy Impact Assessments (PIAs) and Security Assessments for new projects, systems, and processes that involve personal data. • Technical and organizational measures: Adoption of appropriate and robust security measures to protect the personal data of its customers and their patients. • Regulatory monitoring: The Governance, Risk, and Compliance team conducts periodic regulatory monitoring exercises to evaluate the Company's adherence to data protection frameworks applicable in the jurisdictions where it operates. These measures are designed to ensure that privacy and security considerations are proactively adopted throughout the lifecycle of data processing activities. Please refer to our Cloud Technical Documentation for further details.

2 | Minimize the environmental impact through SOPHiA GENETICS' technologies

We are committed to continuously contributing to lowering the customers' greenhouse gas (GHG) emissions by providing more sustainable products and services (i.e., carbon handprint), while measuring and reducing our carbon footprint and across the value chain.

Principle	*Description*
Optimizing customers' carbon emissions by leveraging our products and services	We pursue the mission to build a more sustainable global healthcare system. Our cloud-based solution, the SOPHiA DDM™ platform, empowers healthcare institutions to optimize next-generation sequencing workflows and offers a more efficient use of computing and storage capacity compared to traditional on-premise solutions.
Measuring and monitoring our carbon footprint	We recognize the importance of conducting sustainable business to mitigate the environmental impact of the Company and contribute to addressing climate change. Since 2025, we have been measuring and disclosing our greenhouse gas emissions in accordance with the GHG Protocol, encompassing Scope 1 (direct emissions), Scope 2 (indirect emissions from purchased energy), and Scope 3 (value chain emissions). Emissions are quantified annually using an operational control consolidation approach, consistent with GHG Protocol requirements. Our GHG inventory and performance are periodically disclosed to international frameworks, including EcoVadis, Carbon Disclosure Project (CDP), and the Science Based Targets initiative (SBTi). In 2025, SOPHiA GENETICS established near-term science-based GHG emission reduction targets, which were validated by SBTi as conforming with the SBTi Near-Term Criteria and Recommendations (Version 5.2) as in effect at the time of validation. Please refer to our "Near-Term Science-Based Greenhouse Gas Emissions Reduction Targets" Statement 2025 for more details.

At a glance

- **Our science-based near-term greenhouse gas emissions reduction targets for 2030:** We aim to reduce absolute energy-related emissions (Scope 2) by 42% and to decrease value-chain emissions (Scope 3) by more than 50% per unit of gross profit, using 2024 as the baseline year.
- **Our 2024 carbon footprint performance:** Emissions data are calculated annually and disclosed following completion of the yearly SBTi validation process. At the time of publication of this report, the most recently validated data correspond to the 2024 reporting year, which serves as the baseline for our reduction targets. Data for subsequent reporting years will be disclosed upon completion of annual validation and included in future ESG reports.

Emissions are reported in metric tons of CO_2 equivalent (tCO_2e) and calculated in accordance with the GHG Protocol:

Scope 1 | Direct Emissions	Scope 2 | Indirect Energy Emissions	Scope 3 | Value Chain Emissions
As a data-driven healthcare technology company, SOPHiA GENETICS does not generate material direct operational emissions. Based on the Company's operational profile as of the 2024 base year, Scope 1 emissions are not applicable and are accordingly excluded from the target boundary, consistent with SBTi criteria permitting exclusion where sources are not present or are immaterial.	28.66 tCO_2e, calculated using the location-based method in accordance with the GHG Protocol Scope 2 Guidance. Where available, market-based instruments (e.g., renewable energy certificates) may be applied in future reporting periods.	7,428.27 tCO_2e, encompassing relevant upstream and downstream categories as defined by the GHG Protocol Corporate Value Chain (Scope 3) Standard and identified through a materiality screening.

Cautionary Notice

1) The emissions figures presented before reflect the best available data at the time of calculation. In accordance with the GHG Protocol's principle of consistency and the recalculation requirements, reported emissions data may be subject to correction in future reports if errors, updated activity data, revised emission factors, or methodological improvements are identified. Any material corrections to historical data will be clearly disclosed. Immaterial corrections may be incorporated silently into updated datasets without separate disclosure, consistent with standard GHG accounting practice.

2) The Company's Scope 3 emissions inventory relies, in part, on emissions data and activity information provided directly by suppliers and other value chain partners. SOPHiA GENETICS has limited control over the quality, accuracy, completeness, and consistency of data submitted by third parties. While we apply reasonable due diligence in reviewing and validating supplier-provided data, we cannot fully guarantee the accuracy of all third-party inputs.

Accounting metrics

Topic	SASB Code	Description
Environmental Footprint of Hardware Infrastructure	TC-SI-130a.3	SOPHiA GENETICS develops products and services that help customers reduce their greenhouse gas emissions. The SOPHiA DDM™ platform is hosted on cloud infrastructure, enabling more efficient use of computing and storage capacity compared to traditional on-premises solutions. This approach improves data management for our users while allowing for continuous optimization of application code to minimize the consumption of computing resources, including CPU usage and storage. The platform's servers are hosted by Microsoft, a cloud provider that has established ambitious net-zero emissions targets, as detailed in its Environmental Sustainability Report. By leveraging Microsoft's cloud infrastructure, SOPHiA GENETICS is able to offer a more sustainable alternative to on-premises data storage, supporting our broader commitment to reducing our environmental impact across the value chain. Additionally, the SOPHiA DDM™ platform eliminates the need for some secondary tests to confirm results (known as orthogonal assays), which means less plastic from, and less energy consumed by, customers' next-generation sequencers. While our company is not a lab service provider, we do offer solutions to facilitate the in-house implementation of genetic testing for our customers. In those instances, SOPHiA GENETICS™ Universal Library Prep simplifies the genomic library prep workflow and consolidates reagents (test tubes) for genetic sequencing applications. The shift to Universal Library Prep helps reduce the amount of plastic consumed by customer labs.

3 | Conduct business ethically and with financial integrity

We are committed to building a transparent and accountable business framework, grounded in strong ethical principles.

Principle	Description
Leading by a patient-centric approach	We strive to place patients' care at the heart of all our decisions and have developed our Code of Business Conduct with this in mind. We have firm rules guiding our interactions with healthcare professionals, and measures and policies to prevent corruption, fraud, conflict of interest, anti-competitive behavior, and insider trading.
Rooting business decisions in integrity	We stand strongly against any form of discrimination, and workplace harassment issues are dealt with firmly in accordance with our whistleblowing procedure and speak-up tool, marking our commitment to being a safe and inclusive workplace. To ensure our partners also apply high ethical standards, we have a third-party risk management program, which includes a due diligence process for new partnerships. We also review partners in accordance with business conduct standards.
Promoting & upholding human rights	We strictly prohibit any form of modern slavery, encompassing human trafficking, slavery, and forced or child labor within our operations, and we are committed to taking reasonable steps to identify and address such risks within our broader value chain. We acknowledge that potential modern slavery risks may arise through our global supply chains. As a result, in the year under review, we carried out a risk assessment regarding the involvement of child labor and modern slavery in our services and products. Our procurements from countries with an increased risk of modern slavery are from highly specialized suppliers in highly regulated industries. Therefore, there is an extremely low risk of modern slavery. Furthermore, there is no reasonable suspicion of modern slavery in relation to a specific product or service we source. Consequently, in accordance with the Arts. 964j–964l of the Swiss Code of Obligations (CO) and the applicable exemptions set out therein, we are exempt from the due diligence and reporting obligations.
Leading by example in corporate governance, ensuring strong oversight, independence, and accountability	Our Board of Directors sets high standards for our employees, officers, and directors. The importance of sound corporate governance is implicit to our values of quality, precision, and robustness. It is the duty of the Board of Directors to serve as trustees for our shareholders and to oversee the management of the company's business. Six out of seven of our Board members are independent, including our Chair. Our Board committees, namely the Audit Committee, the Compensation Committee, and the Nomination and Corporate Governance Committee, are each composed of three members and operate by their respective charters. As part of our commitment to developing our ESG efforts, our Board of Directors has delegated ESG oversight to the Nomination and Corporate Governance Committee.

Accounting metrics

Topic	SASB Code	Description
Business Ethics	HC-BP-510a.1	As of December 31, 2025, no legal proceedings associated with corruption and bribery have been initiated against SOPHiA GENETICS.
	HC-BP-510a.2	As part of our commitment to the patients of our customers, our Code of Business Conduct defines how we interact with healthcare professionals: "We build commercial relationships with our customers and more broadly with the healthcare community to offer data and analytics services linked notably to genomic and imaging solutions. We must never bribe or offer other forms of compensation to gain business we will not win without that. We should all be very careful: what we might consider as courtesies in other sectors may not be appropriate when interacting with healthcare professionals. Our interactions with healthcare professionals are governed by internal rules based on U.S., E.U., Swiss standards and local requirements if stricter." See our Code of Business Conduct for more information.
Ethical Marketing	HC-BP-270a.1	As of December 31, 2025, no monetary losses as a result of legal proceedings associated with false marketing claims.

4 Serve our people and communities

We are committed to empowering employees with the tools and resources needed to thrive professionally, achieve the Company's goals, and have a positive impact by supporting our communities.

Principle		Description
Empowering our people		We enable our people to engage, expand their knowledge, skills, and advance their careers while nurturing a diverse and inclusive workforce.
	Engage:	We actively assess employee engagement through surveys that capture both quantitative and qualitative data, ensuring our people management organization focuses on continuous improvement.
	Expand:	We are committed to fostering a culture of continuous growth by providing our employees with the resources and environment needed to thrive professionally. Through structured talent reviews and clearly defined career ladders across all departments, we ensure every employee has a visible path forward — supported by targeted leadership and mentorship initiatives. In 2025, these efforts translated into meaningful impact: • Through our Learning@SOPHiA program, we empowered our people to invest in their own growth, with employees completing on average 49 training hours per year. • Our SOPHiAN Women Leadership Club brought together 20+ members across 8 dedicated sessions, creating a space to connect, grow, and lead with confidence. • 45 leaders sharpened their skills through our Leadership Programs, equipping them to inspire and guide their teams more effectively. • 25+ senior leaders deepened their expertise and shared their experience through enrollment in our Mentorship Program. • 47 employees were celebrated for their exceptional contributions as part of our Virtuosos Recognition Program, honoring the talent and dedication that drives our success.
	Nurture:	We create work environments that preserve and value individuality and diversity. We believe that diversity in our workforce boosts employee engagement and creates an innovative, dynamic, and productive culture. As of December 31, 2025, we had 415 employees globally, and our workforce's gender distribution of male/female/undisclosed was 63.9%/35.7%/0.5%, respectively. Diversity at SOPHiA GENETICS is overseen by our Board's Nomination and Corporate Governance Committee.
Supporting local communities		We value participation in initiatives that support local communities. We have developed educational partnerships with local universities in France, Spain and Switzerland to support the careers of young talents, build meaningful collaborations with selected engineering and scientific schools to raise awareness of precision medicine, and support the industry locally while contributing to growth and development. Our SOPHiA GENETICS Social Committees, established across all the company's offices (Bidart, Pessac, Boston, and Rolle), are dedicated to fostering a vibrant, inclusive, and engaging workplace culture. They provide a framework for volunteers who wish to take part in local initiatives and activities.

Accounting metrics

Topic	SASB Code	Description
Recruiting & Managing a Global, Diverse & Skilled Workforce	TC-SI-330a.2	In 2025, SOPHiA GENETICS maintained a strong level of employee engagement, with an average engagement score of 79% — slightly above the benchmark for the Technology – Software & Services sector as measured by Workday Peakon.
	TC-SI-330a.3	Percentage of gender group representation for (1) executive management, (2) non-executive management, (3) technical staff (Information Tech and Data Science), and (4) all other employees: (1) 89% male, 11% female (2) 76.5% male, 22% female, 1.5% did not disclose (3) 83.6% male, 15.8% female, 0.7% did not disclose (4) 43% male, 57% female

Cautionary Notice

This ESG Impact Summary is dated as of December 31, 2025, and contains information that has not been audited or otherwise validated by an external party. We have disclosed in this ESG Impact Summary and elsewhere certain non-IFRS measures. We believe that these non-IFRS measures provide useful information to investors and others in understanding and evaluating our ESG impact. However, the information in this ESG Impact Summary, including but not limited to non-IFRS measures, has limitations and should not be relied upon to make any investment decision in isolation or as a substitute for analysis of our financial results as reported under IFRS.

This ESG Impact Summary also includes forward-looking statements. All statements other than statements of historical facts contained in this ESG Impact Summary, including statements regarding our future results of operations and financial position, business strategy, products and technology, as well as plans and objectives of management for future operations in the area of ESG, are forward-looking statements. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this ESG Impact Summary speak only as of the date hereof. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this ESG Impact Summary to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy or completeness of any information contained in this ESG Impact Summary.